UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32590 / April 4, 2017

In the Matter of

JEFFREY LLC

100 East Broad Street, Suite 1700
Columbus, OH 43215

(File No. 812-14624)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND
ALL RULES AND REGULATIONS THEREUNDER

Jeffrey LLC ("Applicant") filed an application on March 11, 2016, and amendments to the
application on September 2, 2016; December 14, 2016; and February 9, 2017, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption
from all provisions of the Act and all rules and regulations thereunder, as Applicant is a private
investment company wholly owned and controlled by a single family.

On March 7, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32526). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Applicant (File No. 812-14624) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary